United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2012 and 2011
Index to Financial Statements and Supplemental Schedules

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4-11

Supplemental Schedules*:

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) —December 31, 2012	12-13

Supplemental Schedule H, Line 4a — Schedule of Nonexempt Transactions for Delinquent Participant Contributions — Year ended December 31, 2012	14

Exhibit 23- Consent of Independent Registered Public Accounting Firm	EX-23

*	Schedules required by Form 5500 which are not applicable have not been included herein.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2012 and Schedule H, line 4a — schedule of nonexempt transactions for delinquent participant contributions — year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 20, 2013

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$84,817,785	$73,439,193
Mutual Funds	534,485,408	461,157,400

Total investments	619,303,193	534,596,593

Participant loans receivable	16,469,969	15,507,320

Contributions receivable:
Employer	28,963,459	25,340,801
Participants	212,390	866,065

Total contributions receivable	29,175,849	26,206,866

Net assets available for plan benefits	$664,949,011	$576,310,779

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 6)	$51,285,144
Interest and dividends	14,679,200

Net investment income	65,964,344

Interest on participant loans	558,601

Contributions:
Employer	28,963,391
Participants	26,966,754
Rollovers	7,004,867

Total contributions	62,935,012

Total additions	129,457,957

Deductions from net assets attributed to:
Benefits paid to participants	40,965,372
Administrative - Other expenses / (income)	(145,647)

Total deductions	40,819,725

Net increase in net assets available for plan benefits	88,638,232

Net assets available for plan benefits at:
Beginning of year	576,310,779

End of year	$664,949,011

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan document for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.

(a)	General

The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. Effective July 1, 2011, Employees of the Company and its participating subsidiaries, became eligible to participate in the Plan for purposes of making Tax-Deferred Contributions, Catch-Up Contributions and Rollover Contribution/Transfer Amounts on the date they were first credited with an Hour-of-Service. Prior to July 1, 2011, an Employee became eligible to participate in the Plan on the first day of the Calendar Quarter following the first full Calendar Quarter after completing 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first year in which the Employee completed 1,000 Hours-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.

Fidelity Management Trust Company (“Fidelity”) is the Trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee ("Finance Committee") to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee ("Administrative Committee") to assist in the administration of the Plan.

(b)	Contributions

Employer Contributions

Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the Employee was a Participant, up to the maximun amount permited for one year by the Internal Revenue Code of 1986, as amended (IRC). The Company’s contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s Vesting Schedule; and 40% to the Participant’s Company 401(k) Account, which is 100% vested.

Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year based on the Participant’s Earnings. Eligible earnings accrue on the first day of the Calendar Quarter following the first full Calendar Quarter in which the Participant completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first employment year (the 12 consecutive month period measured from the date of the first Hour-of-Service) in which the Participant completes at least 1,000 Hours-of-Service provided they are an employee on the first day of such Calendar Quarter. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

Nonexempt Transaction

An unintentional delay occurred in the submission of an employee contribution of $1,000 to the Plan during 2012. The Company reimbursed lost interest of $12 to the Plan in May 2013 related to the delayed contribution. There were no unintentional delays during 2011 in submitting Participant contributions to the Trustee.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Participant Contributions

Tax-Deferred Contributions

A Participant in the Plan may elect to have voluntary tax-deferred contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their Eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their Eligible Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year do not exceed 50% of the Participant’s Eligible Earnings to date up to a statutory limit ($17,000 for 2012). A Participant may change or suspend their Tax-Deferred Contributions election.

Roth Contributions

A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions combined not to exceed 50% of the Participant’s Eligible Earnings for the Plan year up to a statutory limit ($17,000 for 2012). An in-Plan Roth conversion feature is available subject to terms and conditions established by the Plan's Administrative Committee. Participants may be eligible to convert certain pre-tax contributions and earnings in Plan accounts that are eligible for in-service withdrawal (other than hardship withdrawal) to a designated Roth account within the Plan.

Rollover Contributions/Transfer Amounts

A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan. In addition, amounts attributable to Roth Contributions must be rolled over to the Plan by means of a Direct Rollover.

Catch-Up Contributions

In addition to the regular Tax-Deferred Contributions and/or Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular Tax-Deferred Contributions and/or Roth Contributions for the year may make additional “Catch-Up Contributions” to the Plan. For 2012, Tax-Deferred and Roth Catch-up Contributions have a combined limit of $5,500.

(c)	Participants’ Accounts

Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.

(d)	Vesting

Participants are fully vested in their tax-deferred and after tax Roth contributions, roll-over contributions, catch-up contributions, the employer contribution to their 401(k) Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the employer contribution allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(e)	Payments of Benefits

On termination of employment, retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

(f)	Forfeitures

Forfeitures are retained in the Plan and are allocated in the subsequent year to the Accounts of the remaining active Participants as of the last day of the Plan Year in which the forfeiture occurs. Forfeitures totaled $854,047 and $729,975 for years ended December 31, 2012 and 2011, respectively.

(g)	Participant Loans

The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2012 and 2011, there were 2,061 and 2,005 individual loans outstanding, respectively, bearing an interest rate ranging from 3.25% to 9.50% with maturities ranging from 1 to 25 years for both years.

The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first of each quarter and fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

(h)	Investments

Participants are responsible for directing the investment of their respective Accounts. Starting in 2011 any contributions for which the Participant does not provide investment direction will be invested in the Plan’s designated default option (the “Plan Designated Fund”). Effective August 15, 2011, the Fidelity Freedom K Fund became the Plan Designated Default Fund. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.

In 2012 there were no new investment options and in 2011 three new investment options were added. Investment options no longer deemed appropriate by the Finance Committee are eliminated, with current investments in eliminated funds transferred automatically into new investment options unless directed otherwise by the Participants.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:

(a)	Recent Accounting Pronouncements

All recently issued but not yet effective accounting and reporting guidance is either not applicable to the Plan, or is not expected to have a material impact to the Plan.

(b)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The W. R. Berkley Company Common Stock Fund (the Company Common Stock Fund) is valued at its year-end unit closing price. A net asset value (“NAV”) per unit is determined on a daily basis. In determining the NAV, the value of the Company Common Stock Fund is based on the closing price of the Company’s Shares on the New York Stock Exchange (“NYSE”). The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method and are included in net appreciation (depreciation) in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

(d)	Plan Expenses

Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. More than 10% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2012 and 2011.

The Plan investments include mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants in accordance with the value of each Participant’s Account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any periods in progress.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(6)	Investments

	The following investments represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011:

	2012	2011
W. R. Berkley Corporation Common Stock Fund	$84,817,785	$73,439,193

Mutual Funds:
Fidelity Contrafund® — Class K	68,721,470	62,184,631
Vanguard Prime Money Market Fund — Institutional Shares	52,847,341	54,033,404
Vanguard Institutional Index Fund Institutional Shares	34,108,708	26,950,668
Fidelity Puritan® Fund — Class K	32,744,410	29,653,493

The net appreciation on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2012 are as follows:

W. R. Berkley Corporation Common Stock Fund	$10,178,341
Mutual funds	41,106,803

Net appreciation in fair value of investments	$51,285,144

(7)	Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses ASC 820 fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Money Market Funds and Equity Securities — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the NAV of shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$84,817,785	$84,817,785	—	—
Mutual funds:
Large Cap equity funds	199,722,330	199,722,330	—	—
Fixed Income funds	79,904,122	79,904,122	—	—
Target Date blended funds	77,633,263	77,633,263	—	—
Money Market funds	52,847,341	52,847,341	—	—
International equity funds	39,480,360	39,480,360	—	—
Small Cap equity funds	34,718,627	34,718,627	—	—
Other blended funds	32,744,410	32,744,410	—	—
Other funds	7,877,317	7,877,317	—	—
Specialty funds	4,813,143	4,813,143	—	—
Mid Cap equity funds	4,744,495	4,744,495	—	—

Total investments	$619,303,193	$619,303,193	—	—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

	Fair Value Measurements at December 31, 2011
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$73,439,193	$73,439,193	—	—
Mutual funds:
Large Cap equity funds	168,718,447	168,718,447	—	—
Fixed Income funds	70,553,701	70,553,701	—	—
Target Date blended funds	57,670,155	57,670,155	—	—
Money Market funds	54,033,404	54,033,404	—	—
Small Cap equity funds	33,141,384	33,141,384	—	—
International equity funds	32,572,576	32,572,576	—	—
Other blended funds	29,653,493	29,653,493	—	—
Other funds	5,726,502	5,726,502
Specialty funds	5,375,891	5,375,891	—	—
Mid Cap equity funds	3,711,847	3,711,847	—	—

Total investments	$534,596,593	$534,596,593	—	—

(8) Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the
Company Common Stock Fund also qualify as party-in-interest transactions.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

		Fair value at
		December 31,
Identity of issuer	Description and number of shares	2012
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 2,220,105 shares	$84,817,785

* Fidelity Capital Appreciation Fund — Class K	Mutual Funds: 290,139 shares	8,532,974
* Fidelity Contrafund® — Class K	Mutual Funds: 886,614 shares	68,721,470
* Fidelity Diversified International Fund — Class K	Mutual Funds: 459,097 shares	13,722,404
* Fidelity Equity-Income Fund — Class K	Mutual Funds: 295,830 shares	13,915,835
* Fidelity Freedom K 2000 Fund	Mutual Funds: 121,087 shares	1,431,253
* Fidelity Freedom K 2010 Fund	Mutual Funds: 758,423 shares	9,768,482
* Fidelity Freedom K 2020 Fund	Mutual Funds: 2,028,823 shares	27,165,944
* Fidelity Freedom K 2030 Fund	Mutual Funds: 1,606,383 shares	22,039,575
* Fidelity Freedom K 2040 Fund	Mutual Funds: 856,646 shares	11,915,941
* Fidelity Freedom K 2050 Fund	Mutual Funds: 221,512 shares	3,127,746
* Fidelity Freedom K Income Fund	Mutual Funds: 187,014 shares	2,184,322
* Fidelity Government Income Fund	Mutual Funds: 1,920,700 shares	20,321,009
* Fidelity Growth Company Fund — Class K	Mutual Funds: 349,203 shares	32,573,679
* Fidelity Intermediate Bond Fund	Mutual Funds: 1,539,660 shares	17,151,809
* Fidelity Magellan® Fund — Class K	Mutual Funds: 203,578 shares	14,897,830
* Fidelity Overseas Fund — Class K	Mutual Funds: 235,822 shares	7,602,894
* Fidelity Puritan® Fund — Class K	Mutual Funds: 1,687,856 shares	32,744,410
* Fidelity Select Gold Portfolio	Mutual Funds: 130,155 shares	4,813,143

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

		Fair value at
		December 31,
Identity of issuer	Description and number of shares	2012
AIM Small Cap Growth Fund — Class I	Mutual Funds: 304,713 shares	9,726,448
Columbia Dividend Income Fund — Class Z	Mutual Funds: 624,042 shares	9,204,627
Invesco Van Kampen Comstock CL Y	Mutual Funds: 171,722 shares	3,058,376
Janus Aspen Series: Worldwide Growth Portfolio — Institutional Class	Mutual Funds: 97,692 shares	3,003,045
Janus Research Fund	Mutual Funds: 451,745 shares	14,708,831
PIMCO Low Duration Fund — Institutional Class	Mutual Funds: 757,320 shares	7,959,431
PIMCO Total Return Fund — Institutional Class	Mutual Funds: 2,881,251 shares	32,385,264
Royce Low-Priced Stock Fund — Institutional Class	Mutual Funds: 650,801 shares	9,007,090
RS Emerging Markets CL Y	Mutual Funds: 142,246 shares	3,402,532
Spartan Extended Money Market Index Fund – Fidelity Advantage Class	Mutual Funds: 118,880 shares	4,744,495
Spartan International Index Fund – Fidelity Advantage Class	Mutual Funds: 69,479 shares	2,381,729
Spartan U.S. Bond Index Fund – Fidelity Advantage Class	Mutual Funds: 175,493 shares	2,086,609
Thornburg International Value Fund Class R5	Mutual Funds: 334,085 shares	9,367,756
Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Funds: 276,010 shares	7,877,317
Vanguard Institutional Index Fund Institutional Shares	Mutual Funds: 261,329 shares	34,108,708
Vanguard Prime Money Market Fund Institutional	Mutual Funds: 52,847,341 shares	52,847,341
Wells Fargo Advantage Small Cap Value Fund — Investor Class	Mutual Funds: 495,048 shares	15,985,089

Total Mutual Funds		534,485,408

* Participant loans	2,061 Participant loans
	(interest rates range from 3.25% to 9.5 % with maturities ranging
	from 1 to 25 years)	16,469,969

Total investments and participant loans		$635,773,162
* Party-in-interest as defined by ERISA See accompanying report of independent registered public accounting firm

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions

Year ended December 31, 2012

Total that constitute nonexempt prohibited Transactions
Participant		Contributions	Contributions	Total fully corrected
contributions	Contributions	corrected	pending	under VFCP and PTE
transferred late to plan	not corrected	outside VFCP	correction in VFCP	2002-51
$1,000	—	$1,000	—	—

It was noted that there was an unintentional delay during 2012 by the Plan Sponsor in submitting an employee contribution to the Plan. The delay was 161 days and the withholding amount was $1,000 per the Plan Sponsor. Lost interest was $12.
The Participants’ contribution has been credited and the lost interest was reimbursed to the Plan in May 2013.

Year ended December 31, 2011

Total that constitute nonexempt prohibited Transactions
Participant		Contributions	Contributions	Total fully corrected
contributions	Contributions	corrected	pending	under VFCP and PTE
transferred late to plan	not corrected	outside VFCP	correction in VFCP	2002-51
—	—	—	—	—

There were no unintentional delays in 2011.

See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN

By	/s/ Eugene G. Ballard Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee

June 20, 2013
Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm